

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 13, 2009

<u>Via U.S. Mail and Facsimile</u>

Christina W. Hagan
Chief Financial Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re:** **Dawson Geophysical Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 9, 2008**
> **File No. 0-10144**

Dear Ms. Hagan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Disclosure Regarding Forward-Looking Statements, page 2

1. Please confirm to us in writing that, in future filings, you will revise your introductory paragraph to limit your forward looking statements language. To say that all statements other than those of historical fact are forward-looking statements is overly broad. We direct your attention to Section 21E(i)(1) of the Exchange Act.

Clients, page 5

2. We note that Chesapeake Energy Corporation and SandRidge Energy, Inc., represented 36% and 20% of your revenues, respectively. Please file the master service agreements that you have with these customers as exhibits. In this regard, we note that you have already filed a form agreement as exhibit 10.10.

Preliminary Proxy Statement on Schedule 14A

3. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Competitive Considerations, page 6

4. We note your statement that "[b]oth our Compensation Committee and Chief Executive Officer ("CEO") consider known information regarding the compensation practices of likely competitors when reviewing and setting the compensation of all our officers, including the Named Executive Officers." Please explain to us on a supplemental basis whether you benchmark compensation to comparator companies. See Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05. To the extent you benchmark compensation, please specify how each element of compensation relates to the data you analyzed from the comparator companies. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why.

Short-Term Incentive Compensation, page 8

5. For each Named Executive Officer, provide the disclosure required by Item

402(b)(1)(v) of Regulation S-K with regard to the discretionary cash bonuses awarded in fiscal 2007. Explain how the amount awarded was determined and if a formula was used.

Long-Term Equity Incentive Compensation, page 8

6. For each Named Executive Officer, provide the disclosure required by Item 402(b)(1)(v) of Regulation S-K with regard to the Long-Term Equity Incentive Compensation for fiscal 2007. Explain how the amount awarded was determined and if a formula was used.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Christina W. Hagan
Dawson Geophysical Company
January 13, 2009
Page 4

        Please contact Sean Donahue at (202) 551-3579, or in his absence, John Madison
at (202) 551-3296 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Christina W. Hagan (432) 684-3030
        Sean Donahue
        John Madison